                                                      EXHIBIT 1
                                                   NEWS RELEASE


                     AK STEEL PRICES NOTE OFFERING



   MIDDLETOWN, OH, February 8, 1999--AK Steel (NYSE: AKS) today announced that it has priced its new $450 million issue of ten-year senior notes. The notes, which have a coupon of 7.875%, are being offered at 99.623%. Proceeds from the sale of the notes will be used to refinance the $325 million outstanding amount of AK Steel's 10-3/4% Senior Notes Due 2004, which become callable on April 1, 1999, and for general corporate purposes.

   The new notes have not been registered under the Securities Act of 1933 pursuant to an exemption from the registration requirements of the Act and may not be offered or sold in the United States absent registration or an available exemption.

   AK Steel produces carbon and stainless flat-rolled steel for automotive, appliance, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky, and Rockport, Indiana.